Exhibit 99.2

TD BANK GROUP P.O. Box 1, Toronto-Dominion Centre Toronto, Ontario Canada M5K 1A2 Facsimile no: (416) 982-6166 Telephone no.: (416) 983-1557 E-mail address: rasha.elsissi@td.com December 6, 2012

The Toronto Stock Exchange
Canadian Securities Commissions
CDS Clearing and Depository Services Inc.
The Depository Trust & Clearing Corporation

Dear Sir/Madam:

Re:	The Toronto-Dominion Bank (the "Bank")
- Notice of Meeting and Record Dates

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), we advise as follows:

Name of Reporting Issuer	The Toronto-Dominion Bank
Meeting Date	April 4, 2013
Record Date for Notice	February 4, 2013
Beneficial Ownership Determination Date	February 4, 2013
Classes or series of securities that entitle the holder to receive notice of the meeting	Common shares
Classes or series of securities that entitle the holder to vote at the meeting	Common shares
Whether the meeting is a special meeting	No

Yours very truly,

/s/  Rasha El Sissi
Rasha El Sissi
Vice President, Legal